UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                   SHEDULE 13D


                    Under the Securities Exchange Act of 1934



                   Apartment Investment and Management Company
                                (Name of Issuer)
             -------------------------------------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
             -------------------------------------------------------

                                    03748R101
                                 (CUSIP Number)
             -------------------------------------------------------

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-7019
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
  -----------------------------------------------------------------------------

                                  May 13, 1999
             (Date of Event which requires Filing of this Statement)
             -------------------------------------------------------








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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.      Name of Reporting Person
        IRS Identification Nos. of above persons (entities only).

        Stichting Pesioenfonds ABP
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2.      Check the Appropriate Box if a Member of a Group (See Instruction)
                         (a) [ ]
                         (b) [ ]
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3.      SEC Use Only


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4.      Source of Funds (See Instructions)

        00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [ ]

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6.      Citizenship of Place of Organization

        The Kingdom of the Netherlands
--------------------------------------------------------------------------------
7.                        Sole Voting Power

        Number of         3,444,800
        Shares            ------------------------------------------------------
8.      Beneficially      Shared Voting Power
        Owned by
        Each              0
        Reporting         ------------------------------------------------------
9.      Person            Sole Dispositive Power
        With
                          3,444,800
                          ------------------------------------------------------
10.                       Shared Dispositive Power

                          0
--------------------------------------------------------------------------------
11.     Aggregate amount Beneficially Owned by Each Reporting Person

        3,444,800
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)
        [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represent by Amount in Row (1)

        5.27%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        EP
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                                  Page 2 of 7

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Apartment Investment and Management Company (the "Issuer"). The Issuer is a real estate investment trust formed in the state of Maryland and has its principal executive offices located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

Item 2.  Identity and Background.

         This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of the Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; Postbus 2889, 6401 DL Heerlen. The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                     PRINCIPAL                               BUSINESS
NAME                 OCCUPATION           CITIZENSHIP        ADDRESS
----                 ----------           -----------        --------

B. de Vries          Independent          The Netherlands    Oude Lindestraat
                     Chairman of the                         70 6411 EJ
                     Governing Board                         Heerlen
                                                             The Netherlands

J. Riezenkamp        First Vice Chairman  The Netherlands    Oude Lindestraat
                     of the Governing                        70 6411 EJ
                     Board                                   Heerlen
                                                             The Netherlands

H.J. Albersen        Secretary of the     The Netherlands    Oude Lindestraat
                     Governing Board                         70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

J.W.E. Neervens      Chairman of the      The Netherlands    Oude Lindestraat
                     Board of Directors                      70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

J.M.G Frijns         Member of the Board  The Netherlands    Oude Lindestraat
                     of Directors                            70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

J.F. Maassen         Member of the Board  The Netherlands    Oude Lindestraat
                     of Directors                            70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

J.H.R. van de Poel   Member of the Board  The Netherlands    Oude Lindestraat
                     of Directors                            70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

J.M.G Frijns         Chief Investment     The Netherlands    Oude Lindestraat
                     Officer Managing                        70 6411 EJ
                     Director                                Heerlen
                                                             The Netherlands

W. Borgdorff         Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

                     PRINCIPAL                               BUSINESS
NAME                 OCCUPATION           CITIZENSHIP        ADDRESS
----                 ----------           -----------        --------

R. Coomans           Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

E. van Geideren      Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

J. Mensonides        Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

P.A.W.M. Spijkers    Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

B.C.T.A. Scholts     Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands

B. Bos               Managing Director    The Netherlands    Oude Lindestraat
                                                             70 6411 EJ
                                                             Heerlen
                                                             The Netherlands


         During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Contributions.

         On November 6, 1998, the Fund acquired 1,000,000 shares of Class J Cumulative Convertible Preferred Stock, par value $.01 per share, (the "Class J Preferred Stock") directly from the Issuer. On May 12, 1999, the Fund received written notice (the "Conversion Notice Letter") from the Issuer regarding the conversion of the Fund's 1,000,000 shares of Class J Preferred Stock into 2,500,000 shares of Common Stock. On May 13, 1999, pursuant to the terms of the Conversion Notice Letter and the Issuer's Articles Supplementary relating to the Class J Preferred Stock, the Fund's 1,000,000 shares of Class J Preferred Stock were converted into 2,500,000 shares of Common Stock. Pursuant to such conversion, the Fund beneficially owned a total of 3,444,800 shares of Common Stock of the Issuer (approximately 5.27% of the aggregate number of shares of Common Stock outstanding).

         The funds for the purchase of the Class J Preferred Stock by the Fund and the funds underlying the conversion of the Preferred Stock into Common Stock were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.  Purpose of Transaction.

         The Fund has acquired the shares of Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the shares of Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

         Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws by any person, (h) causing any class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the May 13, 1999 the Fund has the sole power to vote and dispose of 3,444,800 shares of Common stock. Based on information provided by the Issuer to the Fund on May 13, 1999 the 3,444,800 shares of Common Stock beneficially owned by the Fund constitute approximately 5.27% of the outstanding issues. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

         (c) On May 12, 1999, the Fund acquired 944,800 shares of Common Stock in the open market.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         o Exhibit A - Subscription Agreement dated as of November 6, 1998, between Issuer and the Fund.

         o    Exhibit B - Conversion Notice Letter dated May 12, 1999

                                    Signature


         After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          STICHTING PENSIOENFONDS ABP

            Dated September 24, 1999




                                          By
                                            ------------------------------------
                                            Wim Borgdorff
                                            Managing Director


                                          By
                                            ------------------------------------
                                            Jean Frijns
                                            Managing Director

                             SUBSCRIPTION AGREEMENT


         SUBSCRIPTION AGREEMENT, dated as of November 6, 1998, between APARTMENT INVESTMENT AND MANAGEMENT COMPANY, a Maryland corporation (the "Company") and STICHTING PENSIOENFONDS ABP, an entity established under the laws of The Kingdom of the Netherlands, whose principal business is investing in funds held on behalf of public sector employees of The Kingdom of the Netherlands (the "Purchaser").


                              W I T N E S S E T H:

         WHEREAS, the Company desires to sell to the Purchaser, and Purchaser desires to purchase from the Company 1,000,000 shares of Class J Cumulative Convertible Preferred Stock, par value $.01 per share, of the Company (the "Shares") having the terms and conditions set forth in the Articles Supplementary to the Charter of the Company, in the form set forth in Exhibit A hereto (the "Class J Articles Supplementary");

         NOW, THEREFORE, in consideration of the representations, warranties and agreements herein contained, the parties hereto agree as follows:

         Section 1. Sale and Purchase. (a) The Company shall adopt and file with the State Department of Assessments and Taxation of Maryland (the "SDAT") on or before the Closing Date (as defined below) the Class J Articles Supplementary.
(b) In reliance upon the representations and warranties contained herein and subject to the terms and conditions hereof, the Company agrees to sell to the Purchaser, and the Purchaser agrees to purchase, on the Closing Date (as defined in Section 2), the Shares.

         Section 2. Closing.

         2.1. Place and Date. The closing of the sale and purchase of the Shares (the "Closing") shall take place at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, NY 10022, at 9:00 a.m. New York time on November 6, 1998, or at such other time and place as the parties to this Agreement shall agree (the "Closing Date").

         2.2. Purchase of Shares. Subject to all of the terms and conditions of this Agreement, the Purchaser hereby subscribes for and shall purchase, and the Company shall sell to the Purchaser at the Closing referred to in Section 2.1 hereof, 1,000,000 Shares, at a per share price of $100.00, resulting in an aggregate purchase price of US$100,000,000 (the "Purchase Price").

         2.3. Payment of Purchase Price. Subject to all of the terms and conditions of this Agreement, the Purchaser shall deliver at the Closing cash in an amount equal to the Purchase Price by wire transfer in immediately available funds to such account of the Company as shall be specified by written notice from the Company to ABN AMRO prior to the Closing Date, in full payment for the Shares.

         2.4. Failure of Conditions. If any of the conditions specified in
Section 3 or 4 hereof shall not have been fulfilled when and as required by this Agreement to be fulfilled, this Agreement may be terminated by either party by notice to the other party without liability to any other party.

         Section 3. Conditions to the Obligations of the Purchaser. The obligations of the Purchaser under this Agreement are subject to the fulfillment prior to the Closing of the following conditions:

         3.1. Representations and Warranties. The representations and warranties of the Company set forth herein and in any written statement, certificate or other instrument delivered to the Purchaser pursuant hereto shall be true and correct on the Closing Date, and the Purchaser shall have received a certificate of the chief executive officer or the chief financial officer of the Company, dated as of the Closing Date, to such effect.

         3.2. Performance. The Company shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing, as the case may be.

         3.3. Registration Rights. Simultaneous with the Closing, the Company and the Purchaser shall have entered into a registration rights agreement (the "Registration Rights Agreement") in the form set forth in Exhibit B hereto.

         3.4. Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incidental thereto shall be reasonably satisfactory in substance and form to the Purchaser, and the Purchaser shall have received all such originals or certified or other copies of such documents as the Purchaser may reasonably request.

         3.5. Opinions of Counsel. The Purchaser shall have received (i) an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, special counsel to the Company, or other counsel reasonably satisfactory to the Purchaser, dated a date not later than the Closing Date in the form set forth in Exhibit C hereto; (ii) an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP, Chicago, special tax counsel to the Company, or other counsel reasonably satisfactory to the Purchaser, dated a date not later than the Closing Date in the form set forth in Exhibit D hereto; and (iii) an opinion of Piper & Marbury L.L.P. or other counsel reasonably satisfactory to the Purchaser, as special Maryland counsel for the Company, dated a date not later than the Closing Date in the form set forth in Exhibit E hereto.

         3.6. Material Adverse Change. After the date of this Agreement and through the Closing Date, there shall not have occurred any material adverse change, or any act, omission or thing which, in the reasonable opinion of the Purchaser, could reasonably be expected to result in a material adverse change, in the business, operations or conditions (financial or otherwise) of the Company, whether or not arising in the ordinary course of business.

         3.7. No Violation. On the Closing Date, the purchase of and payment for the Shares to be purchased by the Purchaser on the Closing Date shall not be prohibited by any applicable law or governmental regulation (other than any such law or regulation of the jurisdiction in which the Purchaser is organized which was in effect on the date hereof).

         Section 4. Conditions to the Obligations of the Company. The obligations of the Company under this Agreement are subject to the fulfillment prior to the Closing of the following conditions:

         4.1. Representations and Warranties. The representations and warranties of the Purchaser set forth herein and in any written statement, certificate or other instrument delivered to the Company pursuant hereto shall be true and correct on the Closing Date.

         4.2. Performance. The Purchaser shall have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing, as the case may be.

         Section 5. Representations and Warranties of the Company. The Company represents, warrants and covenants to the Purchaser as follows:

         5.1. Status; Power and Authority. The Company is a corporation duly organized , validly existing and in good standing under the laws of the State of Maryland and has all requisite power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and the Class J Articles Supplementary (collectively, the "Transaction Documents").

         5.2. No Violation or Conflict. The execution and delivery of this Agreement, the Registration Rights Agreement and the Class J Articles Supplementary by the Company and the consummation of the transactions contemplated herein and therein (including the sale and delivery of the Shares) will not result in a breach by the Company of, or constitute a default by the Company under (i) the charter or by-laws or any contract, agreement or instrument to which the Company is a party or by which the Company is bound or its properties may be subject or (ii) any existing applicable law, rule, published regulation, judgment, order or decree of any government, governmental instrumentality or court having jurisdiction over the Company (except for such breaches or defaults that, singly or in the aggregate, would not result in a Material Adverse Effect and would not materially impair the Company's ability to perform its obligations under the Transaction Documents). "Material Adverse Effect" means any material adverse effect on the business, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole.

         5.3. No Default. (a) The Company is not in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in any agreement, contract, commitment, instrument, plan or undertaking material to the business or assets of the Company (including, without limitation, any and all leases, mortgages, and other contractual arrangements with respect to real property) (collectively, the "Contracts") and
(b) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute or result in a default thereunder (except, in the case of each of (a) and (b), for such defaults as would not, individually or in the aggregate, have a Material Adverse Effect or materially impair the Company's ability to perform in all material respects its obligations under the Transaction Documents). Each of the Contracts is valid and enforceable in accordance with its terms except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) and except for those failures of Contracts (or provisions thereof) to be valid or enforceable which would not, individually or in the aggregate, have a Material Adverse Effect or materially impair the Company's ability to perform in all material respects its obligations under the Transaction Documents.

         5.4. Shares. The Company has full right, power and authority to issue, sell, and deliver the Shares as contemplated by this Agreement; and upon such issuance, sale and delivery, and payment of the Purchase Price therefore as contemplated by this Agreement, the Purchaser will receive good and valid title to the Shares purchased by it, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind and such Shares will be fully paid and non-assessable, except that there are certain restrictions on ownership and transfer of the Shares described herein and in Section 11 of the Class J Articles Supplementary. The shares of Class A Common Stock issuable (or deliverable from the Company's treasury) upon conversion of the Shares have been duly authorized and have been reserved for such purpose. Upon such conversion, the Purchaser will receive the appropriate number of Class A Common Shares free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind and such Class A Common Shares will be fully paid and nonassessable.

         5.5. Obligations Binding. The Transaction Documents have been duly authorized by all necessary action on the part of the Company, have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against it in accordance with the terms hereof and thereof, except as such enforceability may be limited by
(i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

         5.6. Federal Securities Law Matters. (i) Neither the Company nor any persons acting on its behalf has engaged or will engage in any directed selling efforts in the United States within the meaning of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares, (ii) the Company has complied with the offering restriction requirements of Regulation S, (iii) neither the Company, nor any person acting on its behalf has offered or will offer to sell any of the Shares by means of any general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act and (iv) the Company reasonably believes that there is no "substantial U.S. market interest" (as such term is defined in Regulation S) in the Shares.

         5.7. Investment Company. The Company is not an "investment company", and is not directly or indirectly controlled by any person which is required to register as an "investment company", within the meaning of and under the U.S. Investment Company Act of 1940, as amended, and the transactions contemplated by this Agreement will not cause the Company to become an "investment company" subject to registration under such Act.

         5.8. REIT Status. The Company is organized in conformity with the requirements for qualification as a real estate investment trust ("REIT") under Sections 856 through 860 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the present and contemplated method of operation of the Company does and will enable the Company to meet the requirements for taxation as a REIT under the Code. The Company believes that it is, and expects to continue to be, a "domestically controlled REIT" under Section 897 of the Code.

         5.9. Capitalization. Subject to the Company's adoption of the Class J Articles Supplementary, the authorized capital stock of the Company consists of
(a) 484,027,500 shares of the Company's Class A Common Stock, par value $0.01 per share; (b) 262,500 shares of the Company's Class B Common Stock, par value $0.01 per share; (c) 750,000 shares of the Company's Class B Cumulative Convertible Preferred Stock, par value $0.01 per share; (d) 2,760,000 shares of the Company's Class C Cumulative Preferred Stock, par value $0.01 per share; (e) 4,600,000 shares of the Company's Class D Cumulative Preferred Stock, par value $0.01 per share; (g) 10,000,000 shares of the Company's Class E Cumulative Convertible Preferred Stock, par value $0.01 per share; (h) 4,050,000 shares of the Company's Class G Cumulative Preferred Stock, par value $0.01 per share; (i) 2,300,000 shares of the Company's Class H Cumulative Preferred Stock, par value $0.01 per share. All of the issued and outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and are nonassessable.

         5.10. No Registration Under the Securities Act. Assuming (i) the accuracy of the Purchaser's representations and warranties set forth in Section 6, and (ii) the due performance by the Purchaser of its covenants and agreements contained herein, it is not necessary in connection with the offer, sale and delivery of the Class J Preferred Shares in the manner contemplated by this Agreement to register the Class J Preferred Shares under the Securities Act of 1933, as amended (the "Securities Act").

         5.11. Financial Statements. The financial statements and supporting schedules included in the Company's periodic filings filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are complete and correct in all material respects and present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries (as defined below) as of the dates specified (subject to normal year-end audit adjustments in the case of unaudited interim financial statements) and the consolidated results of their operations for the periods specified (subject to normal year-end audit adjustments in the case of unaudited interim financial statements); such financial statements, including the related schedules and notes thereto, were prepared in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved, except as indicated therein or in the notes thereto. As used in this Agreement, "Subsidiaries" shall mean any entity which would be a subsidiary of the Company for the purposes of GAAP as applied in the United States.

         5.12. Exchange Act Compliance. The Company has timely filed all documents required to be filed with the Commission pursuant to the Exchange Act. All such documents, when so filed, complied in form and substance in all material respects with such acts and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         5.13. No Material Adverse Changes. Since the date that the Company filed its most recent annual report on Form 10-K pursuant to the Exchange Act, except as stated in, or contemplated by, such annual report or by any other report filed by the Company under the Exchange Act since such date through the date hereof (collectively, the "Exchange Act Reports") or this Agreement: (i) there has been no material adverse change in the business, operations or financial condition of the Company and its Subsidiaries considered as one enterprise, or in the earnings or the ability to continue to conduct business in the usual and ordinary course of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, other than changes affecting REITs and real estate generally; and (ii) except for the transactions contemplated by this Agreement or the Exchange Act Reports, there has been no material transaction entered into by the Company or any of its Subsidiaries other than (a) transactions in the ordinary course of business or
(b) transactions which are not material in relation to the Company and its Subsidiaries considered as one enterprise; and (iii) there have not been any changes in the capital stock (except as set forth in Section 5.9) or any material increases in the debt of the Company or any of its Subsidiaries.

         5.14. Litigation. Except as described in any Exchange Act Report, there is no action, suit or proceeding (whether or not purportedly on behalf of the Company or any of its Subsidiaries) before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, which either alone or in the aggregate, could reasonably be expected to have a Material Adverse Effect or materially impair the Company's ability to perform in all material respects its obligations under the Transaction Documents.

         5.15. Title to Properties; Leasehold Interests. (a) Except as disclosed in the Exchange Act Reports, or except to the extent that the inaccuracy of any of the following, either individually or in the aggregate, would not have a Material Adverse Effect: (i) the Company, through one or more Subsidiaries, has good and marketable title to all real properties and all other assets that are required for the effective operation of the Company's business in the manner in which they currently are operated, in each case, subject only to Permitted Exceptions (as herein defined); (ii) all leases under which the Company or any of its Subsidiaries leases any property that is material to the business of the Company and its Subsidiaries taken as a whole is in full force and effect, and neither the Company nor any such Subsidiary is in default in any material respect of any of the terms or provisions of any of such leases and to the Company's knowledge no claim has been asserted by anyone adverse to any such entity's rights as lessee under any of such leases, or affecting or questioning any such entity's right to the continued possession or use of the properties under any such leases or asserting a default under any such leases; and (iii) all liens, charges or encumbrances on or affecting any of the property and assets of the Company and its Subsidiaries which are required to be disclosed in the Company's periodic reports filed pursuant to the Exchange Act are disclosed therein;

         (b) As used in this Agreement, "Permitted Exceptions" means: (i) real estate taxes and assessments not yet delinquent; (ii) covenants, restrictions, easements and other similar agreements, provided that the same are not violated in any material respect by existing improvements or the current use and operation of the Company's or any Subsidiary's property; (iii) zoning laws, ordinances and regulations, building codes, rules and other governmental laws, regulations, rules and orders affecting any of the Company's or any Subsidiary's property, provided that the same are not violated in any material respect by existing improvements or the current use and operation of such property; (iv) any imperfection of title which does not materially and adversely affect the current use, operation or enjoyment of any of the Company's or any Subsidiary's real property and does not render title to such real property unmarketable or uninsurable an does not materially impair the value of such property; and (v) mortgage financing.

         5.16. Environmental Compliance.

         (a) Except as disclosed in Schedule 5.16, the operations and properties of the Company and its Subsidiaries comply in all respects with all Environmental Statutes (as defined below), except such non-compliance as would not result in liability which could reasonably be expected to result in a Material Adverse Effect.

         (b) Except as described in Schedule 5.16, the Company and its Subsidiaries have obtained and maintained all material licenses, permits, authorizations and registrations required under any Environmental Statute ("Environmental Permits"). All such Environmental Permits are in good standing, and the Company and its Subsidiaries are in compliance with all terms and conditions thereof, except where the failure to be in compliance could not reasonably be expected to have a Material Adverse Effect.

         (c) Except as specifically disclosed in Schedule 5.16, there are no outstanding written orders from or agreements with any Governmental Authority (as defined below) nor any judicial or docketed administrative proceedings respecting any Environmental Statute, Environmental Claim (as defined below) or Hazardous Material (as defined below) to which the Company or any of its Subsidiaries, or any of their properties or operations, is subject that could reasonably be expected to have a Material Adverse Effect.

         (d) Except as disclosed in Schedule 5.16, there are no Hazardous Materials or other conditions or circumstances existing with respect to any of the properties of the Company or its Subsidiaries, or arising from operations prior to the Closing Date, that would reasonably be expected to give rise to Environmental Claims for any such condition, circumstance or property that could reasonably be expected to have a Material Adverse Effect. In addition, (i) there are not located on any of the properties owned by the Company or its Subsidiaries underground storage tanks (x) that are not properly registered or permitted under applicable Environmental Statutes, or (y) that are leaking or emitting Hazardous Materials whether on-or off-site, and (ii) the Company and its Subsidiaries have notified all of their employees of the existence, if any, of any health hazard arising from the conditions of their employment to the extent required under any Environmental Statutes and have met all notification requirements under Title III of CERCLA (as defined below) and all other Environmental Statutes, in each case with respect to any property owned by the Company or its Subsidiaries, that could reasonably be expected to have a Material Adverse Effect.

         (e) As used herein, "Hazardous Material" shall include without limitation any flammable explosives, radioactive materials, hazardous materials, hazardous wastes, toxic substances or related materials, asbestos or any hazardous material as defined by any federal, state or local environmental law, ordinance, rule or regulation, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et seq. ("CERLA"), the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Sections 1801 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sections 9601 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. Sections 11001 et seq., the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Sections 136 et seq., the Clean Air Act, 42 U.S.C. Sections 7401 et seq., the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. Sections 1251 et seq., the Safe Drinking Water Act, 42 U.S.C. Sections 300F to 300j-11, and the Occupational Safety and Health Act, 29 U.S.C. Sections 651 et seq., as any of the above statutes may be amended from time to time, and in the regulations adopted and publications promulgated pursuant to each of the foregoing (individually, an "Environmental Statute") or by any federal, state or local governmental authority having or claiming jurisdiction over the properties and assets described in the Company's Exchange Act Reports (a "Governmental Authority"). As used herein, "Environmental Claims" means all claims, however asserted, by any Governmental Authority or other person alleging potential liability or responsibility for violation of any Environmental Statute or for release or injury to the environmental or threat to public health, personal injury (including sickness, disease or death), property damage, natural resources damage, or otherwise alleging liability or responsibility for damages (punitive or otherwise), cleanup, removal, remedial or response for damages (punitive or otherwise), cleanup, removal, remedial or response costs, restitution, civil or criminal penalties, injunctive relief, or other type of relief, resulting from or based upon (a) the presence, placement, discharge, emissions or release (including intentional and unintentional, negligent and non-negligent, sudden or non-sudden, accidental or non-accidental placement, spills, leaks, discharges, emissions or releases) of any Hazardous Material at, in, or from any property owned by the Company or any of its Subsidiaries or (b) any other circumstances forming the basis of any violation, or alleged violation, of any Environmental Statute.

         5.17. Taxes.

         The Company and its Subsidiaries have filed or caused to be filed all federal, state, local, foreign and other tax returns, reports, information returns and statements (except for returns, reports, information returns and statements the failure to file which will not result in any Material Adverse Effect) required to be filed by them. The Company and its Subsidiaries have paid or caused to be paid all taxes (including interest and penalties) that are shown as due and payable on such returns or claimed in writing by any taxing authority to be due and payable with respect to such returns, except those which are being contested by them in good faith by appropriate proceedings and in respect of which adequate reserves are being maintained on their books in accordance with generally accepted accounting principles consistently applied. The Company and its Subsidiaries do not have any material liabilities for taxes other than those incurred in the ordinary course of business and in respect of which adequate reserves are being maintained by it in accordance with generally accepted accounting principles consistently applied. No material deficiency assessment with respect to or proposed material adjustment of the Company's or any of its Subsidiaries' federal, state, local, foreign or other tax returns is pending or, to the best of the Company's or any of its Subsidiaries' knowledge, threatened in writing. There is no tax lien, whether imposed by any federal, state, local or other tax authority, outstanding against the assets, properties or business of the Company other than statutory liens in respect of taxes that are not delinquent. There are no applicable taxes, fees or other governmental charges payable by the Company or any of its Subsidiaries in connection with the execution and delivery of any Transaction Document or the issuance by the Company of the Shares or the shares of Class A Common Stock.

         5.18. Insurance. The Company and its Subsidiaries each carry or is entitled to the benefits of insurance in such amounts and covering such risks as is reasonably sufficient under the circumstances or is customary in the industry and all such insurance is in full force and effect.

         5.19. Employees; ERISA. There is no strike or work stoppage existing or, to the knowledge of the Company, threatened against the Company or its Subsidiaries. The Company does not have any knowledge as to any intentions of any key employees or any group of employees to leave the employ of the Company where such departure would have a Material Adverse Effect. Other than as disclosed in any Exchange Act Report, the Company has not established, sponsored, maintained, made any contributions to or been obligated by law to establish, maintain, sponsor or make any contributions to any "employee pension benefit plan" or "employee welfare benefit plan" (as such terms are defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), including, without limitation, any "multi-employer plan." The Company is in compliance with all applicable law relating to the employment of labor, including bargaining and the payment of Social Security and other taxes, and with ERISA, except where the failure to so comply would not have a Material Adverse Effect.

         5.20. Governmental Consent. Other than such consents as have already been obtained or made or which will be made at or prior to the Closing Date, no consent, approval or authorization of, or declaration or filing with, any governmental authority on the part of the Company is required for the valid execution, delivery or performance of any of the Transaction Documents or the valid offer, issue, sale and delivery of the Shares pursuant to this Agreement and the Class J Articles Supplementary.

         Section 6. Representations and Warranties of the Purchaser. The Purchaser represents, warrants and covenants to the Company as follows:

         6.1. Organization and Standing. The Purchaser has all requisite power and authority to enter into and perform its obligations under this Agreement and the Registration Rights Agreement.

         6.2. Agreement. This Agreement and the Registration Rights Agreement have been duly authorized by all necessary action on the part of the Purchaser, have been duly executed and delivered by the Purchaser and constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforeceability is considered in a proceeding at law or in equity).

         6.3. Governmental and Other Consents. No consent, approval or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority or any other person is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement or the Registration Rights Agreement by the Purchaser or of any of the transactions contemplated hereby or thereby.

         6.4. ERISA Matters. None of the funds proposed to be used by the Purchaser to purchase any Shares constitutes assets of an employee benefit plan within the meaning of ERISA.

         6.5. Investment Representation; Transfer Restrictions. The Purchaser is acquiring the Shares for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Shares have not been and will not be registered under the Securities Act (except in accordance with the Registration Rights Agreement) and that (i) if it decides to resell, pledge or otherwise transfer such Shares, such Shares may be offered, resold, pledged or otherwise transferred only (A) pursuant to an effective registration statement under the Securities Act, (B) outside the United States to a non-U.S. person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act, (C) to the Company or its affiliates, (D) to a person whom the Purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, (E) to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities
Act) pursuant to an exemption from the registration requirements of the Securities Act, if available (subject, in certain cases, to satisfaction of certain conditions set forth in the letter set forth as Exhibit F to this Agreement (the "Purchaser's Letter") or (F) pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if applicable), in each of the foregoing cases in accordance with any applicable securities laws of any applicable jurisdiction and subject to the restrictions on ownership and transfer set forth in Section 11 of the Class J Articles Supplementary; and (ii) the Purchaser will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in Section 11 of the Class J Articles Supplementary and any other resale restrictions that are then effective under this Agreement or the Purchaser's Letter.

         6.6. Ownership. No individual owns, directly or indirectly, more than a five percent beneficial interest in the Purchaser.

         6.7. No Violation. As of the date of this Agreement, the purchase of and payment for the Shares to be purchased by the Purchaser on the Closing Date is not prohibited by any applicable law or governmental regulation of the jurisdiction in which the Purchaser is organized.

         6.8. Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby do not (i) result in a violation of the Purchaser's constituent documents or (ii) conflict with, or constitute a default under (or an event which with notice or lapse of time or both would become a default), or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Purchaser or by which any property or asset of the Purchaser is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that, singly or in the aggregate, would not result in a material adverse effect and would not materially impair the Purchaser's ability to perform its obligations under this Agreement and the Registration Rights Agreement).

         6.9. Sophisticated Investor. In the normal course of its business or its investing activities, the Purchaser invests in or purchases Shares similar to the Class J Preferred Shares or the Class A Common Stock and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing such securities. The Purchaser is aware that it may be required to bear the economic risk of an investment in the Class J Preferred Shares or the Class A Common Stock into which such shares are convertible for an indefinite period of time and is able to bear such risk for an indefinite period.

         6.10. Ownership Limitations. The Purchaser has received a copy of the Company's Articles of Restatement, as amended (the "Articles of Restatement"), and understands the restrictions on transfer and ownership of the Company's capital stock included therein. The Purchaser's acquisition of the Shares will not violate the Ownership Limit (as defined in the Articles of Restatement).

         6.11. Access to Information. The Purchaser has had access to such financial and other information concerning the Company and its affiliates and the Shares and the Class A Common Stock as it deemed necessary in connection with its decision to purchase any of the Shares, including an opportunity to ask questions and request information from the Company.

         Section 7. Covenants of the Company.

         7.1. Class A Common Stock. The Company covenants and agrees that it shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Class A Common Stock solely for the purpose of effecting conversion of the Shares as provided in the Class J Articles Supplementary, the full number of shares of Class A Common Stock as shall then be deliverable upon the conversion of all outstanding Shares not theretofore converted into Class A Common Stock. Such shares of Class A Common Stock shall, when issued or delivered in accordance with the Class J Articles Supplementary, be validly issued and fully paid and non-assessable.

         7.2. Certification of Domestic Control. The Company covenants and agrees that, upon the request of the Purchaser, it shall use its best efforts promptly to deliver to the Purchaser a certificate of the chief executive officer or the chief financial officer of the Company pursuant to Treasury Regulation 1.897-2(h) stating that, to his knowledge and belief, consistent with the Company's description of its status as a domestically-controlled REIT in its Exchange Act Reports, and using the same methodology as it uses to determine such status for purposes of such filings, the Company believes that the Shares or the Class A Common Stock, as the case may be, are not United States real property interests under the Code.

         7.3. Maintenance of REIT Status. So long as any of the Shares or the shares of Class A Common Stock remain issued and outstanding, the Company shall use its best efforts to continue to be taxed as a REIT pursuant to Section 856 through 860 of the Code.

         7.4. Additional Amounts.

         (a) The Company will pay to the Purchaser such additional amounts (the "Additional Amounts") as may be necessary in order that the net payment of dividends paid by the Company to the Purchaser with respect to the Shares, other than dividends realized or deemed realized for tax purposes from gains realized by the Company on the disposition of real property situated in the United States (the "Ordinary Dividends"), after deduction or withholding, for or on account of, any present or future gross income or withholding tax, now or hereafter imposed, levied, collected, withheld or assessed by the United States of America, or any state or other political subdivision thereof (for the purposes of this Section 7.4, a "Governmental Authority"), excluding net income taxes and franchise taxes imposed on Purchaser as a result of a present or former connection between such Purchaser and the jurisdiction of the Governmental Authority imposing such tax (other than any such connection arising solely from such Purchaser having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other documents pertaining to the acquisition of the Shares) will not be less than the amount of Ordinary Dividends that the Purchaser would have received with respect to the Shares absent such deduction or withholding of taxes on the Ordinary Dividend and the Additional Amount. If any such gross income or withholding tax ("Non-Excluded Taxes") are required to be deducted or withheld from any Ordinary Dividend payable to the Purchaser, the Company shall, within 60 days of the applicable Dividend Payment Date (as defined in the Class J Articles Supplementary) with respect to such Ordinary Dividend, pay the Additional Amounts to the Purchaser, to the extent the Company shall have funds legally available therefor.

         (b) Whenever any Non-Excluded Taxes are required to be deducted or withheld by the Company, as promptly as reasonably possible thereafter, the Company shall send to the Purchaser a certified copy of an original official receipt received by the Company showing payment thereof to the extent available. If the Company fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority or fails to remit to the Purchaser the required receipts or other required documentary evidence, the Company shall indemnify the Purchaser for any incremental taxes, interest or penalties that may become payable to the Purchaser as a result of any such failure, provided however, that any such indemnification by the Company to the Purchaser shall be by the Company to the Purchaser within 60 days of the Purchaser providing the Company a written notice establishing the amount and basis for such incremental taxes, interest or penalties.

         (c) The Company and the Purchaser intend to treat an Ordinary Dividend as not being subject to any Non-Excluded Taxes and shall take no position contrary thereto in any tax return, any proceeding before any taxing authority or otherwise. The Purchaser shall deliver to the Company two copies of any certification, identification or any other document or information required concerning the nationality, residence, identity, classification, status as an exempt pension trust, or connection with the United States of the Purchaser or beneficial owner of the Shares properly completed and duly executed by the Purchaser claiming complete exemption from U.S. federal withholding tax on Ordinary Dividends by the Company pursuant to Article 35 of the treaty between the Government of the United States of America and the Government of the Kingdom of the Netherlands signed December 18, 1992, as amended (the "Treaty"). The Purchaser shall deliver such certificate or other document referred to in the proceeding sentence prior to the first Dividend Payment Date. In addition, the Purchaser shall deliver a replacement certificate or other document promptly upon the obsolescence or invalidity of any certificate or other document previously delivered by the Purchaser. The Purchaser shall promptly notify the Company at any time it determines that it is no longer in a position to provide any previously delivered certificate or document to the Company (or any other form of certification or other document adopted by the Governmental Authorities for such purpose).

         (d) Notwithstanding anything herein to the contrary including, but not limited to, Section 13 of this Agreement, the agreements contained in this
Section 7.2 shall be for the sole and exclusive benefit of the Purchaser and shall not inure to the benefit of the successors, assigns and subsequent acquirors of the Shares from the Purchaser.

         (e) Notwithstanding anything else herein to the contrary, the Company shall not be required to pay Additional Amounts to the Purchaser pursuant to paragraph (a) of this Section or to indemnify Purchaser for any incremental taxes, interest or penalties pursuant to paragraph(b) of this Section (i) if, and to the extent that, any such deduction or withholding on Non-Excluded Taxes or incremental taxes, interest or penalties of the Purchaser results directly or indirectly from the Purchaser's failure to comply with the requirements of paragraph (c) of this Section, or (ii) if, and to the extent that, any such deduction or withholding of Non-Excluded Taxes or incremental taxes, interest, or penalties of the Purchaser results directly or indirectly from a change in, or different administrative or judicial interpretation of, law including a change in, or different administrative or judicial interpretation of, the laws of the United States of America or any political subdivision thereof (including, but not limited to, the Internal Revenue Code of 1986, as amended), the laws of the Kingdom of the Netherlands, or any political subdivision thereof or the Treaty.

         Section 8. Look-Through Entity. The Purchaser and the Company agree that notwithstanding anything in this Agreement, the Transaction Documents or the Articles of Restatement to the contrary, in connection with the application of the restrictions on ownership and transfer of shares of Class A Common Stock set forth in the Articles of Restatement, the Purchaser or any party related thereto shall not be treated as a "Look-Through Entity" for purposes of the Articles of Restatement without regard to whether the Purchaser or a party related thereto, as the case may be, is or subsequently becomes (1) an entity described in Section 401(a) of the Code as provided under Section 856(h)(3) of the Code or (2) registered under the Investment Company Act of 1940.

         Section 9. Restrictions on Transfer The Purchaser understands and agrees that any certificates evidencing the Shares purchased pursuant to this Agreement shall be stamped or endorsed with legends in the form set out in
Section 11 of the Class J Articles Supplementary, and the Purchaser shall be subject to the provisions of such legends.

         Section 10. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement or otherwise made in writing in connection with the transactions contemplated herein shall survive the making of this Agreement and sale of the Shares.

         Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be delivered by hand or sent by first-class mail, postage pre-paid, or by telecopy, as follows:

         If to the Purchaser, at:

                  P.O. Box 2889
                  6401 DJ Heerien
                  The Netherlands

                           and

                  ABP Investments
                  Schiphol Boulevard 239
                  Tower B 6th Floor
                  1118 BH Schiphol Airport
                  The Netherlands
                  Facsimile:  31-45-579-2194
                  Attention:  Peter Wittendorp

                           and

                  ABP Investments
                  450 Lexington Avenue
                  Suite 1800
                  New York, New York 10017
                  Facsimile:  (212) 338-9421
                  Attention:  Barden Gale

         If to the Company, at:

                  Apartment Investment
                    and Management Company
                  1873 South Bellaire Street, 17th Floor
                  Denver, Colorado  80222
                  Facsimile:  (303) 504-4889
                  Attention:  Terry Considine

                           and

                  Apartment Investment
                    and Management Company
                  18350 Mt. Langley Avenue
                  Suite 220
                  Fountain Valley, California  92708
                  Facsimile:  (714) 593-1603
                  Attention:  Peter Kompaniez

         with a copy to:

                  Skadden, Arps, Slate, Meagher
                    & Flom LLP
                  919 Third Avenue
                  New York, New York  10022
                  Facsimile:  (212) 735-2000
                  Attention:  Susan J. Sutherland, Esq.

or, in each case, at such address and to the attention of such person as either party shall have furnished to the other by notice.

         Section 12. Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto. This Agreement may be modified or terminated only by an instrument in writing signed by the parties hereto.

         Section 13. Successors and Assigns. This Agreement shall be binding on and shall inure to the benefit of the successors and assigns of the parties hereto.

         Section 14. Headings. The headings of the sections of this Agreement are solely for convenience of reference and shall not affect the meaning of any of the provisions hereof.

         Section 15. Governing Law. This Agreement shall be governed by the laws of the State of New York applicable to contracts made and fully performed in New York, provided, however, that matters relating to the issuance of Class J Preferred Stock, the terms of the Class J Preferred Stock and other internal corporate matters relating to the Company shall be governed by the laws of the State of Maryland.

         Section 16. Counterparts. This Agreement may be executed in one or more separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         Section 17. Issuance and Other Taxes. The Company shall pay or cause to be paid all stamp, stamp duty, stamp duty reserve, documentary, registration, transfer or similar taxes required to be paid in connection with the issuance and sale to the Purchaser of the Shares, and shall have caused all appropriate stock transfer tax stamps to be affixed to the certificates representing the Shares so sold and delivered. The Company shall file, independently or jointly with the Purchaser, as the law requires, all transfer tax filings required to be filed by it in connection with the sale and delivery to Purchaser of the Shares.

         Section 18. No Delay; Waiver. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

         Section 19. Severability. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

         Section 20. Appointment of Agent for Service, Waiver or Immunity. The Company represents to the Purchaser that it has appointed CSC, 2 World Trade Center, suite 8746, New York, New York 10048 as the authorized agent of the Company for service of process in any action, suit or proceeding against the Company instituted by the Purchaser based on or arising under this Agreement in any Federal or state court in the State of New York, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit or proceeding. The Company represents to the Purchaser that it has notified CSC of such designation and appointment and that CSC has accepted the same in writing. The Company agrees to take any and all action, including the execution and filing of all such instruments and documents, as may be necessary to continue such designation and appointment in full force and effect for so long as the Shares remain outstanding from the Closing Date.

         Section 21. Exchange Act Reports. The Company will deliver (in duplicate) to the Purchaser, so long as the Purchaser shall hold any of the Shares, promptly upon transmission thereof, copies of all financial statements, proxy statements, reports and returns sent by the Company to any class of its stockholders and of all registration statements and regular and periodic reports, if any, filed by the Company with the Commission or any governmental authority succeeding to the functions of such Commission.

         Section 22. Inspection. The Company will permit any authorized representatives designated by the Purchaser (so long as the Purchaser shall hold any of the Shares) at the Purchaser's expense, to visit and inspect any of the properties of the Company or any of its Subsidiaries, and to discuss its and their affairs, finances and accounts with its and their officers, all at such reasonable times and as often as may be reasonably requested.

         Section 23. Lost, etc. Certificates. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing any of the Shares and, in case of any such loss, theft or destruction, upon delivery of indemnity satisfactory to the Company, or in case of any such mutilation, upon surrender and cancellation of such certificate, the Company will at its expense make and deliver a new certificate, of like tenor, in lieu of such lost, stolen, destroyed or mutilated certificate. Upon surrender of any certificate representing any of the Shares to the Company as its principal office, the Company at its expense will issue in exchange therefor and deliver to the holder of the surrendered certificate a new certificate or certificates, in such denomination or denominations as may be requested by such holder.

         IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first above written.

                                       APARTMENT INVESTMENT AND
                                         MANAGEMENT COMPANY


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:


                                       STICHTING PENSIOENFONDS ABP


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                       APARTMENT INVESTMENT AND
                                         MANAGEMENT COMPANY


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:



                                       STICHTING PENSIOENFONDS ABP


                                       By:
                                          --------------------------------------
                                          Name: E. van Gelderen
                                          Title: Managing Director


                                       By:
                                          --------------------------------------
                                          Name: R. Cocmans
                                          Title: Managing Director

Apartment Investment and Management Company
1873 South Bellaire Street, 17th Floor
Denver, Colorado  80222

May 12, 1999



BY FACSIMILE AND FIRST CLASS MAIL

Stichting Pensioenfonds ABP
P.O. Box 2889
6401 DJ Hleerien
The Netherlands

ABP Investments                                      ABP Investments
Schiphol Boulevard 239                               450 Lexington Avenue
Tower B 6th Floor                                    Suite 1800
1118 BH Schiphol Airport                             New York, New York 10017
The Netherlands                                      Facsimile:  (212) 338-9421
Facsimile: 31-45-579-2194                            Attention:  Barden Gale
Attention:  Mr. Peter Wittendorp

             Re: Class J. Cumulative Convertible Preferred Stock of
                 Apartment Investment and Management Company
                 --------------------------------------------------

Ladies and Gentlemen:

     Reference is made to the Articles Supplementary (the "Articles") relating to the Class J Cumulative Convertible Preferred Stock, par value $.01 per share, of Apartment Investment and Management Company, a Maryland corporation (the "Corporation"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Articles. Pursuant to
Section 7.2 of the Articles, the Corporation hereby notifies you as follows:

     (i) As of May 12, 1999, the Internal Rate of Return exceeds 12.5%, and the Corporation hereby exercises its right to require that all of the shares of Class J Preferred Stock held by Stichting Pensioenfonds ABP, an entity organized under the laws of the Kingdom of the Netherlands ("ABP"), be converted into shares of Class A Common Stock.

     (ii) The date of conversion is May 13, 1999.

     (iii) The number of shares of Class J Preferred Stock to be converted is 1,000,000.

     (iv) The current Conversion Price is $40.

     (v) Accordingly, ABP will be entitle to receive 2,500,000 shares of Class A Common Stock in exchange for the 1,000,000 converted shares of Class J Preferred Stock.

     In accordance with Section 7.2 of the Articles, upon receiving this notice of conversion, please surrender the certificate(s) representing such shares of Class J Preferred Stock, duly endorsed or assigned to the Corporation or in blank, at the office of the Corporation. Unless the shares issuable on conversion are to be issued in the name of ABP, each such share shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by ABP or ABP's duly authorized attorney and an amount sufficient to pay any transfer or similar tax (or evidence reasonable satisfactory to the Corporation demonstrating that such taxes have been paid).

     As promptly as practicable after the surrender of certificates for shares of Class J Preferred Stock as aforesaid, and in any event no later than three business days after the date of such surrender, the Corporation will issue and deliver to ABP, or send on ABP's written order, a certificate or certificates for 2,500,00 shares of Class A Common Stock in accordance with the provisions of
Section 7.2 of the Articles.

     The conversion shall be deemed to have been effected immediately prior to the close of business on the date identified above as the conversion date, and the Person or Persons in whose name or names any certificate or certificates for shares of Class A Common Stock shall be issuable upon conversion shall be deemed to have become the holder of holders of record of the shares represented thereby at such time on such date.

     Pursuant to Section 7.2 of the Articles, ABP shall, as of the date hereof, be entitled to receive a cash payment in respect of any dividends (whether or not earned or declared) that are accumulated, accrued and unpaid on such shares of Class J Preferred Stock as of the time of such conversion (except that payment in respect of any divided on such shares that has been declared but for which the Divided Payment Date has not yet been reached shall be payable as of such Divided Payment Date).

     If you have any questions, please contact me at (714) 593-1733 or Paul McAuliffe at (201) 291-2826.

                                                        Very truly yours,



                                                        Peter Kompaniez
                                                        President